UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

 (Amendment No. 2)

(Mark One)

 ☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

 ☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 001-10533

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

U.S. BORAX INC. 401(K) SAVINGS & RETIREMENT CONTRIBUTION PLAN FOR REPRESENTED EMPLOYEES (formerly the U.S. Borax Inc. 401(K) Savings & Retirement Contribution Plan for Represented Hourly Employees)

B.             Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc

6 St. James's Square
London SW1Y 4AD

United Kingdom

Explanatory Note

This Amendment No. 2 to the Annual Report on Form 11-K for the fiscal year ended December 31, 2011 filed by the U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees (formerly the U.S. Borax Inc. 401(K) Savings & Retirement Contribution Plan for Represented Hourly Employees) (the “Registrant”) with the Securities and Exchange Commission (the “SEC”) on June 27, 2012 (the “Original Filing”) is being filed by the Registrant to amend Amendment No. 1 to the Original Filing filed by the Registrant with the SEC on July 20, 2015 (“Amendment No. 1”).

Amendment No. 1 removed (i) the audit report of McGladrey LLP (subsequently renamed RSM US LLP) (“McGladrey”), the Registrant’s former independent accounting firm, on the statement of net assets available for benefits as of December 31, 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011 (the “2011 Financial Statements”) in the Original Filing; (ii) the audit report of Tanner LLC (“Tanner”), the Registrant’s independent accounting firm prior to McGladrey, on the statement of net assets available for benefits as of December 31, 2010 (the “2010 Financial Statements”) in the Original Filing (the 2010 Financial Statements together with the 2011 Financial Statements, related notes and supplemental schedule of assets (held at end of year) as of December 31, 2011, the “Subject Financial Statements”); and (iii) such Subject Financial Statements, related notes and supplemental schedule. Without seeking to limit any responsibility, liability or obligations otherwise under the U.S. federal securities laws, Amendment No. 1 also removed the consents of McGladrey and Tanner that were filed as an exhibit to the Original Filing.

The Registrant filed Amendment No. 1 in response to a notice received from McGladrey on July 13, 2015 that it was withdrawing its audit report from the Original Filing. As set out in the Form 6-K filed with the SEC by Rio Tinto plc on July 17, 2015, in late May 2015, McGladrey notified the Rio Tinto America Inc. Benefit Governance Committee (the “BGC”), which administers the Registrant and acts as its fiduciary, that McGladrey believed certain services (the “Services”) that one of its associated entities had provided to affiliates of the Registrant during the fiscal year under review may have been inconsistent with the SEC’s rules on auditor independence. Rio Tinto worked closely with McGladrey regarding the independence matter after McGladrey notified the BGC of the issue. However, in order to ensure that the audit of certain of its employee share plans’ financial statements for the fiscal year ended December 31, 2014 could be completed and issued, the BGC terminated McGladrey as the independent auditor of the Registrant on June 26, 2015 and engaged Anton Collins Mitchell LLP (“ACM”) as the Registrant’s independent registered public accounting firm to audit the Registrant’s financial statements. On July 13, 2015, McGladrey notified the BGC that despite its belief that the Services did not compromise its integrity or objectivity it was withdrawing its audit report on the 2011 Financial Statements from the Original Filing. After McGladrey’s withdrawal, the BGC engaged ACM to re-audit the 2011 Financial Statements.

As further explained in Notes 9 and 10 to the Subject Financial Statements, during the course of ACM’s re-audit, ACM and the Registrant’s management determined that it was necessary for the Registrant to restate the 2011 Financial Statements in order to: (i) remove defaulted loans from notes from participants and treat such defaulted loans as benefit payments; and (ii) correct for misstatements relating to the allocation of a clearing account held within the Rio Tinto America Inc. Savings Plan Trust (the “Master Trust”) to the Rio Tinto employee share plans participating in the Master Trust, which include the Registrant.

The purpose of this Amendment No. 2 is to (i) file (x) the audit report of ACM, the Registrant’s new independent accounting firm, on the re-audited 2011 Financial Statements and the audit report of Tanner on the 2010 Financial Statements  (y) re-audited 2011 Financial Statements, the 2010 Financial Statements, related notes and supplemental schedule of assets (held at end of year) as of December 31, 2011 and supplemental schedule of delinquent participant contributions for the year ended December 31, 2011; and (z) the consents of ACM and Tanner; and (ii) restate the 2011 Financial Statements for the reasons stated above and explained in Notes 9 and 10 to the Subject Financial Statements. While not a required part of the Subject Financial Statements, the supplemental schedule of assets (held at end of year) as of December 31, 2011 and supplemental schedule of delinquent participant contributions for the year ended December 31, 2011 is presented for the purpose of additional analysis and are required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  There were no other material changes made in the financial statements filed with this report.

Unless expressly noted otherwise, the disclosures in this Amendment No. 2 continue to speak as of the date of the Original Filing and do not reflect events occurring after the filing of the Original Filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S. BORAX INC. 401(K) SAVINGS & RETIREMENT CONTRIBUTION PLAN FOR REPRESENTED EMPLOYEES

	By:	/s/ Patrick James
Name: Patrick James

Interim Chairman—Rio Tinto America Inc. Benefits Governance Committee

Date: November 30, 2015

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm

U. S. Borax Inc. 401(k) Savings
&   Retirement Contribution Plan
for Represented Hourly Employees

Financial Report
December 31, 2011

Contents
Reports of Independent Registered Public Accounting Firms	1-2
Financial Statements
Statements of net assets available for benefits	3
Statement of changes in net assets available for benefits	4
Notes to financial statements	5-21
Supplemental Schedules
Schedule H, part IV, line 4i—Schedule of assets (held at end of year)	22
Schedule H, part IV, line 4a—Schedule of delinquent participant contributions	23

Report of Independent Registered Public Accounting Firm

To the Rio Tinto America Inc. Benefit Governance Committee
U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees

We have audited the accompanying statement of net assets available for benefits of the U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees now U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees (the “Plan”) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the financial statements, the Plan has restated its financial statements as of and for the year ended December 31, 2011 to correct for misstatements relating to the allocation of a clearing account held within the Rio Tinto America Inc. Savings Plan Trust (the “Master Trust”) to the plans participating in the Master Trust.

As discussed in Note 9 to the financial statements, the Plan has restated its financial statements as of and for the year ended December 31, 2011 to remove defaulted loans from notes from participants and to treat such defaulted loans as benefit payments.

The supplemental information in the accompanying supplemental schedules of assets (held at end of year) as of December 31, 2011 and delinquent participant contributions for the year ended December 31, 2011, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton Collins Mitchell LLP
Denver, Colorado
November 30, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Rio Tinto America Benefit Governance Committee
U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented
Hourly Employees

We have audited the accompanying statement of net assets available for benefits of the U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees (the “Plan”) as of December 31, 2010. This statement of net assets available for benefits is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this statement of net assets available for benefits based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of net assets available for benefits presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Tanner LLC

Salt Lake City, Utah
June 29, 2011

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees

Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	Restated
	2011	2010
Investments at fair value (Notes 4 and 5):
Plan interest in Rio Tinto America Inc. Savings Plan Trust	$32,631,763	$34,965,729

Receivables:
Dividends receivable	24,021	-
Notes from participants (Note 2)	988,586	2,599,143
Total receivables	1,012,607	2,599,143

Net assets available for benefits, at fair value	33,644,370	37,564,872

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in the Rio Tinto America Inc.
Savings Plan Trust (Note 3)	(455,373)	(15,444)
Net assets available for benefits	$33,188,997	37,549,428

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2011

Restated
Investment results (Note 4):
Plan interest in Rio Tinto America Inc. Savings Plan Trust’s investment loss	$(1,368,622)

Interest income on notes from participants	104,147

Contributions:
Participants	1,750,571
Participant rollovers	1,951
Employer	499,987
Total contributions	2,252,509

Benefits paid to participants and loans deemed distributed	(5,240,288)

Administrative expenses	(479)

Net decrease before transfers	(4,252,733)

Transfers to the Rio Tinto America Inc. 401(k) Savings Plan and Investment
Partnership Plan (Note 1)	(107,698)
Net decrease after transfers	(4,360,431)

Net assets available for benefits:
Beginning of the year	37,549,428
End of the year	$33,188,997

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements

Note 1.      Description of the Plan

The following description of the U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees now U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees  (the “Plan” or the “Borax Plan”) provides only general information. Participants should refer to the plan document, summary plan description and union agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all full-time hourly employees of U.S. Borax Inc. (the “Company” or the “Employer”) who are Boron represented hourly employees or Wilmington represented hourly employees and who are represented by or included in a collective bargaining unit of the Company, as defined in the plan document. Eligible employees can contribute to the plan and receive Company match on the first day of the calendar month after the employee’s employment commencement date, which generally is the employee’s date of hire.

U.S. Borax Inc. is an indirect, wholly owned subsidiary of Rio Tinto America Inc., which is an indirect, wholly owned subsidiary of Rio Tinto plc (the “Parent”). The Plan has appointed State Street Bank & Trust Company (“State Street” or “Plan Trustee”) to be the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is part of Rio Tinto America Inc. Savings Plan Trust (the “Master Trust”), whose assets are held with State Street. The Master Trust was established July 12, 2010, to hold the qualified defined contribution investment assets of the Plan and certain other benefit plans sponsored by Rio Tinto America Holding Inc. (and its subsidiaries).

Contributions: Participants may elect, under a salary reduction agreement, to contribute to the Plan an amount of not less than one percent and not more than 30 percent of their eligible compensation on a before-tax basis through payroll deductions. Before-tax contributions are limited by the Internal Revenue Code (“IRC”), which established a maximum contribution of $16,500 ($22,000 for participants over age 50) for the year ended December 31, 2011. Participants may also elect to make after-tax contributions not less than one percent and not more than 30 percent of their eligible compensation. Total before-tax and after-tax contributions cannot exceed 30 percent of each participant’s eligible compensation.

The Company matches participants’ contributions. For Boron participants, the Company matches 15 percent of the participants’ before-tax and/or after-tax contributions up to the first five percent of their eligible compensation through June 17, 2011, then increased to 30 percent (match not to exceed 1.5 percent of eligible compensation). For Wilmington participants, the Company matches 35 percent of the participants’ before-tax and/or after-tax contributions up to the first five percent of their eligible compensation (match not to exceed 1.75 percent of eligible compensation).

The Company also makes Retirement Contribution Plan (“RCP”) contributions. To be eligible for RCP contributions, the participant must be employed by the Company for 60 days. The Company contributes four percent of the participant’s adjusted compensation, as defined. The RCP contribution became effective for Wilmington hourly employees after June 17, 2011.

Rollovers: An employee can make rollover contributions from another qualified plan or an individual retirement account (“IRA”) if certain criteria are met as set forth in the Plan Document.

Participant accounts: Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, the Company’s RCP contributions, an allocation of the plan earnings (losses) and administrative expenses. Allocations are based on participant earnings (losses), or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements

Note 1.      Description of the Plan (Continued)

Participant-directed options for investments: Participants have the option to allocate plan contributions among several investment options, including common stock of the Parent in the form of a unitized fund with American Depositary Receipts (“ADRs”) (the “Company Stock Fund” or “Employer Stock Fund” or the “Rio Tinto ADR Stock Fund”). All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination. Company RCP contributions are not eligible to be contributed to Rio Tinto plc common stock ADRs.

Vesting: Participants are immediately vested in their contributions and Company matching contributions plus actual earnings (losses) thereon. Vesting in the Company’s RCP contributions is graded based on years of continuous service. A participant is 100 percent vested after five years of credited service, or at time of death or attainment of age 65.

Payment of benefits: Upon termination, retirement, death or becoming permanently disabled, participants or their beneficiaries may elect to receive lump-sum distributions, installment payments, or rollover distributions in an amount equal to the value of the participants’ vested interests in their accounts. If a participant terminates employment and the participant’s account balance is less than $1,000, the Plan Administrator will authorize the benefit payment in a single lump sum without the participant’s consent. During employment, participants may withdraw account balances for financial hardship and in-service withdrawals, as defined.

Notes from participants: Participants may borrow from their total account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s total vested account balance. Note terms range from one to five years or up to 20 years for the purchase of a primary residence. Notes to participants are treated as a separate investment of the participant, and all principal and interest payments on note balances are credited to the participant account from which the note to the participant was made. Notes from participants bear interest at rates ranging from 4.25 percent to 9.50 percent at December 31, 2011. Principal and interest are paid ratably through payroll deductions.

Transfers: Company employees not represented by a collective bargaining unit (nonunion employees) participate in the Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan (“RTAI Plan”). If employees change from nonunion to union status during the year, or vice versa, their account balances are transferred within the Master Trust between the Plan and the RTAI Plan.

Forfeitures: Forfeitures are used first to restore re-employed participants’ accounts and secondly to pay administrative expense and/or to reduce future Company contributions. At December 31, 2011 and 2010, forfeited nonvested accounts were de minimis. No Company contributions were reduced by forfeitures and no forfeitures were used to pay administrative expenses for the year ended December 31, 2011.

Note 2.      Summary of Significant Accounting Policies

Basis of presentation: The financial statements of the Plan reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities and changes therein, at the date of the financial statements, and additions and deductions during the reporting period. Actual results could differ from those estimates.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements

Note 2.      Summary of Significant Accounting Policies (Continued)

Risks and uncertainties: The Master Trust invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, currency exchange rate, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Rio Tinto America Inc. Savings Plan Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and Plan Trustee. See Note 5 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income (loss) and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Payments of benefits: Benefits are recorded when paid by the Plan.

Contributions: Employee contributions and related employer contributions are recognized in the period during which the Company makes payroll deductions from the participant’s compensation.

Administrative expenses: The Company pays the majority of costs and expenses incurred in administering the Plan. The Company provides accounting and other services for the Plan at no cost to the Plan. All other expenses related to administering the Plan were paid by the Company, and were excluded from these financial statements.

The Master Trust has several fund managers that manage the investments held by the Plan. Fees for investment fund management services are included as a reduction of the return earned on each fund. In addition, during the year ended December 31, 2011, the Company paid all investment consulting fees related to these investment funds.

The fees related to transaction costs associated with the purchase or sale of Rio Tinto plc common stock ADRs are paid by the participants.

Notes from participants: Notes from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded at December 31, 2011 or 2010. Defaulted notes from participants are recorded as a distribution in the year of default. Interest income from loans is recorded on the accrual basis.

Accounting guidance requires that participant loans be classified as notes from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued interest. Notes from participants have been classified as an investment asset for Form 5500 reporting purposes.

Subsequent events: The Plan Administrator has evaluated subsequent events through the date the financial statements were issued. See Note 13.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements

Note 2.      Summary of Significant Accounting Policies (Continued)

New accounting pronouncements: In May 2011, the Financial Accounting Standards Board issued updated accounting guidance related to fair value measurements and disclosures that result in common fair value measurements and disclosures between U.S. GAAP and International Financial Reporting Standards. This guidance includes amendments that clarify the application of existing fair value measurement requirements, in addition to other amendments that change principles or requirements for measuring fair value and for disclosing information about fair value measurements. This guidance is effective for annual periods beginning after December 15, 2011. This was adopted in future periods as required and did not have a significant effect on the Plan’s financial statements or disclosures.

Pending accounting pronouncements: In 2012, the Financial Accounting Standards Board issued ASU 2012-04, Technical Corrections and Improvements, which includes technical corrections and improvements related to fair value measurements and has been issued, which the Plan or Master Trust adopted in a future period, as the effective date is for fiscal periods beginning after December 15, 2012, and did not have a significant effect on the Plan’s financial statements or disclosures.

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-07 which provides new guidance under Topic 820, Fair Value Measurements, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share as a practical expedient. The update also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share as a practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This update is effective for all nonpublic entities for fiscal years beginning after December 15, 2016 and must be applied retrospectively with early adoption permitted. The adoption of this guidance is not expected to have a material effect on the Plan’s financial statements.

In July 2015, a pronouncement was issued that provides guidance on certain aspects of the accounting for employee benefit plans. The new pronouncement is a three-part standard which (1) requires an employee benefit plan to use contract value as the only measurement amount for fully benefit-responsive investment contracts, (2) simplifies and increases the effectiveness of plan investment disclosure requirements, and (3) provides employee benefit plans with a measurement-date practical expedient. The guidance is effective for fiscal years beginning after December 15, 2015, and must be applied prospectively. The Company is currently evaluating the impact this guidance will have on the Plan’s financial statements.

Note 3.      Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the statements of net assets available for benefits present the adjustment of the Plan’s interest in the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis for fully benefit-responsive investment contracts.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements

Note 3.      Fully Benefit-Responsive Investment Contracts (Continued)

At December 31, 2011, the Master Trust’s investments include the Invesco Stable Value Trust (“Invesco SVT”), a collective investment trust. The Invesco Stable Value Trust is invested in the following:

  A money market fund;
  Fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”); and
  Fully benefit-responsive traditional guaranteed investment contracts (“traditional GICs”).

At December 31, 2010, the Master Trust’s investments include the Dwight Stable Value Fund (“Dwight SVF”), a separately managed stable value fund. The Dwight Stable Value Fund was invested in the following:

  A government short-term investment fund; and
  Fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”) as follows:

    Dwight Managed Target 2, no specified maturity date, 1.57%; and
    Dwight Managed Target 2, no specified maturity date, 1.63%.

Synthetic GICs provide for a guaranteed return on principal over a specified period of time through fully benefit-responsive wrap contracts, which are secured by underlying assets. The fair value of the wrap contracts is determined based on the change in the present value of each contract’s replacement cost. Both the Invesco SVT’s and Dwight SVF’s wrapper contracts are with high-quality insurance companies or banks. The Invesco SVT contracts have an element of risk due to lack of a secondary market and resale restrictions, resulting in the inability of the Invesco SVT to sell a contract. They also may be subject to credit risk based on the ability of the wrapper providers to meet their obligations of the contract.

The Dwight SVF’s wrappers have underlying assets whose value, liquidity and related income are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. The assets underlying the Dwight SVF wrap contracts include diversified bond portfolios. These bond portfolios include investments in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans.

In 2010, the Plan’s investment committee made the decision to liquidate assets held within the Dwight Asset Management Group, and transfer assets to Invesco to offer one large pool of funds instead of multiple smaller pools. The investment committee chose to wait until early 2011 to liquidate the assets in order to avoid losses on any of the underlying investments (aiming for $1 unit value). There were minimal exit fees paid as part of the liquidation and transfer of assets to the Invesco Stable Value Trust in 2011.

Traditional GICs provide for a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest).

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements

Note 3.      Fully Benefit-Responsive Investment Contracts (Continued)

The crediting interest rates of all the synthetic GIC contracts are based on agreed-upon formulas with the issuing third-party, as defined in the contract agreement but cannot be less than zero. The crediting interest rates for Invesco SVT synthetic GICs is typically reset on a monthly or quarterly basis according to the contract, and Dwight SVF synthetic GICs are reset on a quarterly basis. Crediting interest rates are based on the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying fixed income investments backing the wrapper contract. Realized and unrealized gains and losses on the underlying investments are amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate.

The fair value of the investment contracts relative to the contract value are reflected in the statements of net assets available for benefits as “adjustment from fair value to contract value for fully benefit-responsive investment contracts held in the Rio Tinto America Inc. Savings Plan Trust” (“adjustment”). This adjustment is only calculated annually for financial statement reporting purposes.

If the adjustment is positive, this indicates that the contract value is greater than the fair value. The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value. The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been. An adjustment is reflected in the Plan’s statements of net assets available for benefits as of December 31, 2011 and 2010 in the amount of ($455,373) and ($15,444), respectively, which represents the Plan’s proportionate share of the investment in the Stable Value Funds held within the Master Trust.

These wrap contracts provide withdrawals and transfers at contract value but are funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.

Certain events may limit the ability of the Plan to transact at contract value with the issuer of stable value funds. Such events include: (1) termination of the Plan, (2) material adverse amendment to the provisions of the Plan, the Plan’s loss of qualified status, or material breaches of responsibilities which are not cured, (3) the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, (4) in terms of a successor plan, does not meet the contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value, is probable.

Absent any events described in the previous paragraph, GICs do not permit issuers to terminate the agreement prior to the scheduled maturity date.

Average duration for all investment contracts held in the stable value funds was 2.58 years and 0.95 years as of December 31, 2011 and 2010, respectively. Average yield for all fully benefit-responsive contracts for the years ended December 31, 2011 and 2010 were as follows:

	2011	2010
Average yields:
Based on actual earnings	2.01%	0.77%
Based upon the interest rate credited to participants	2.05%	0.83%

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements

Note 4.       Plan Interest in the Rio Tinto America Inc. Savings Plan Trust

The Plan’s investments are included in the investments of the Master Trust. Each participating retirement plan has a divided interest in the Master Trust (based on the investment direction by plan participants in the various investment options offered through the Master Trust). The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss) less actual distributions, and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust are allocated to the individual plans based on the average daily balances. The Plan’s interest in the Master Trust was 5.9 percent and 6.4 percent as of December 31, 2011 and 2010, respectively. The Master Trust also includes the investment assets of the following retirement plans:

  RTAI Plan,
  Kennecott Utah Copper Savings Plan for Represented Hourly Employees (the “KUC Plan”), and
  Rio Tinto Alcan 401(k) Savings Plan for Former Employees (the “Rio Tinto Alcan Plan”).

The following is a summary of the Master Trust assets, the Plan’s divided interest in the assets of the Master Trust, and the Plan’s divided interest percentage ownership of the Master Trust assets as of December 31, 2011 and 2010:

	December 31, 2011
			Plan's Percent
	Master Trust	Plan's Interest in	Interest in
	Assets	Master Trust	Master Trust
		Restated
Investments at fair value:
Mutual funds	$330,260,110	$14,400,280	4.4
Stable value fund: collective investment trust	168,540,619	15,102,922	9.0
Rio Tinto plc common stock ADRs	48,415,371	3,124,654	6.5
Interest-bearing cash	2,156,593	3,907	0.2
Net assets available for benefits, at fair value	549,372,693	32,631,763	5.9

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(5,081,722)	(455,373)	9.0
Net assets available for benefits	$544,290,971	$32,176,390	5.9

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements

Note 4. Plan Interest in the Rio Tinto America Inc. Savings Plan Trust (Continued)

	December 31, 2010
			Plan's Percent
	Master Trust	Plan's Interest in	Interest in
	Assets	Master Trust	Master Trust
Investments at fair value:
Mutual funds	$286,709,808	$13,928,845	4.9
Stable value fund:
Short-term Investment Fund	79,427,324	8,384,108	10.6
Synthetic GICs:
Fixed-income securities	74,721,078	6,689,446	9.0
Short-term Investment Fund	3,194,540	285,993	9.0
Common collective fund	37,664,113	1,654,255	4.4
Rio Tinto plc common stock ADRs	67,720,026	4,023,082	5.9
Net assets available for benefits, at fair value	549,436,889	34,965,729	6.4

Adjustment from fair value to contract value for
fully benefit-responsive	(57,995)	(15,444)	26.6
Net assets available for benefits	$549,378,894	$34,950,285	6.4

The net investment loss of the Master Trust for the year ended December 31, 2011, is summarized as follows:

Restated
Interest and dividends:
Mutual funds	$2,233,820
Rio Tinto plc common stock ADRs	1,075,696
Stable value fund	3,027,306
Interest-bearing cash	377
Net appreciation (depreciation) in fair value of investments:
Mutual funds	(10,705,682)
Rio Tinto plc common stock ADRs	(20,536,646)
Total investment loss, prior to expenses	$(24,905,129)

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements

Note 4.      Plan Interest in the Rio Tinto America Inc. Savings Plan Trust (Continued)

The following are changes in net assets for the Master Trust for the year ended December 31, 2011:

Restated
Investment results:
Net depreciations in fair value of investments	$(31,242,328)
Interest and dividends	6,337,199
Administrative expenses	(7,806)
Net investment results	(24,912,935)

Net transfers	19,825,012
Decrease in net assets	(5,087,923)

Net assets:
Beginning of year	549,378,894
End of year	$544,290,971

The following table presents the investments that represent five percent or more of the Master Trust’s net assets and the Plan’s share of investments in the Master Trust that represent five percent or more of the Plan’s net assets as of December 31, 2011 and 2010:

	December 31,
	2011		2010
	Master Trust	Plan	Master Trust	Plan

Invesco Stable Value Trust	$168,540,619	$15,102,922	*	*
Dwight Stable Value Fund SSGA Government STIF	*	*	79,427,324	8,384,108
Dwight Stable Value Fund Dwight Target 2 Fund	*	*	77,915,618	6,975,442
Vanguard Institutional Index Class I Shares	43,086,458	*	*	*
Rio Tinto plc common stock ADRs	48,415,371	3,124,654	67,720,026	4,023,082
PIMCO Total Return Fund Institutional Shares	58,551,630	2,181,020	56,660,424	2,037,322
Dodge & Cox Stock Fund	50,931,220	2,659,997	56,856,891	3,081,793
Harbor Capital Appreciation Fund	41,215,278	2,645,879	40,923,329	2,876,963
Artisan Mid Cap Fund Institutional Shares	29,711,719	2,204,136	32,542,277	2,400,569
American Funds Europacific Growth Fund	*	*	29,902,790	*
State Street Bank and Trust Company
S&P 500 Flagship Securities Lending Series C Fund	*	*	37,664,113	*

*Investment did not exceed five percent of the Master Trust’s or Plan’s net assets in the year indicated.

Note 5.      Fair Value Measurements

Accounting guidance provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements

Note 5. Fair Value Measurements (Continued)
Level 2:

Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.

Stable value fund: collective investment trust – Invesco: The Invesco Stable Value Trust is valued based upon the per share NAV of the underlying securities. Underlying short-term securities are valued at amortized cost if maturity is 60 days or less at the time of purchase, or market value if maturity is greater than 60 days. Underlying investments in collective trusts are valued at the respective NAV as reported by such trusts. Underlying debt securities are valued on the basis of valuations provided by independent pricing services, or obtained from dealers making a market for such securities when independent pricing service valuations are not available.

Separately managed stable value fund – Dwight: The Dwight Stable Value Fund is managed by the Dwight Asset Management Group and consists of different types of investments held in a separately managed account. The fund is valued based upon the per share NAV of the underlying securities. Underlying short-term securities are valued at amortized cost if maturity is 60 days or less at the time of purchase, which approximates fair value. Underlying equity securities are valued based on a market approach using price information from the exchange where the securities are primarily traded. Underlying debt securities are valued on the basis of valuations provided by independent pricing services, or obtained from dealers making a market for such securities when independent pricing service valuations are not available. The value of other assets and securities for which no quotations are readily available is determined in good faith at fair value, using methods determined by the fund’s investment adviser.

  Government Short-term Investment Fund: Consists of a State Street Global Advisors (“SSgA”) Government STIF which seeks to provide safety of principal, daily liquidity and a competitive yield over the long-term.
  Synthetic GICs: Consist of investments in the Dwight Target 2 Fund via contracts with Monumental Insurance Co and State Street Bank and Trust. See Note 3 for further disclosure of the synthetic GICs.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements

Note 5.      Fair Value Measurements (Continued)

Common collective fund: The common collective fund is valued at the underlying NAV per unit, which is based on the fair values of the underlying funds. Investments held by the common collective fund are valued on the basis of valuations furnished by a pricing service approved by the fund investment manager, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the investment manager.

Rio Tinto plc common stock ADRs: Rio Tinto plc common stock ADRs are unitized accounts, valued at the closing price reported on the active market on which individual securities are traded. The fund includes a cash component, which is valued at $1 per unit.

Interest-bearing cash: Interest-bearing cash is valued at cost plus accrued income, which approximates fair value measured by similar assets in active markets.

The following tables set forth, by level within the fair value hierarchy, the Master Trust’s fair value measurements at December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$135,216,942	$-	$-	$135,216,942
Mid cap	41,301,152	-	-	41,301,152
Small cap	34,936,542	-	-	34,936,542
International	43,614,747	-	-	43,614,747
Blended investment	14,039,481	-	-	14,039,481
Bond investments	61,151,246	-	-	61,151,246
Stable value fund: collective investment trust	-	168,540,619	-	168,540,619
Rio Tinto plc common stock ADRs (Note 6)	48,415,371	-	-	48,415,371
Interest-bearing cash	2,156,593	-	-	2,156,593
	$380,832,074	$168,540,619	$-	$549,372,693

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$97,780,220	$-	$-	$97,780,220
Mid cap	44,896,049	-	-	44,896,049
Small cap	31,754,722	-	-	31,754,722
International	50,984,312	-	-	50,984,312
Blended investment	4,634,081	-	-	4,634,081
Bond investments	56,660,424	-	-	56,660,424
Stable Value Fund:
Government Short-term Investment Fund	-	79,427,324	-	79,427,324
Synthetic GICs:
Fixed-income securities fund	-	74,721,078	-	74,721,078
Short-term Investment Fund	-	3,194,540	-	3,194,540
Common collective fund	-	37,664,113	-	37,664,113
Rio Tinto plc common stock ADRs (Note 6)	67,720,026	-	-	67,720,026
	$354,429,834	$195,007,055	$-	$549,436,889

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements

Note 5.      Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Master Trust evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. Certain investments in the 2010 fair value hierarchy table above have been reclassified among levels to be consistent with the 2011 classifications. For the year ended December 31, 2011, there were no transfers between levels.

The Master Trust follows guidance on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of the guidance can be determined using NAV per share as a practical expedient, when fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV.

The following table includes categories of investments where NAV is available as a practical expedient.

	Fair Value as of December 31		Redemption	Redemption
	2011	2010	Frequency	Notice Period
Stable value fund:
				12 Months for full
Invesco stable value trust (a)	$168,540,619	$-	Daily	liquidation
Dwight stable value fund (b)
Government Short-term Investment Fund	-	79,427,324	Daily	None
Synthetic GICs:
Fixed income securities fund	-	74,721,078	Daily	None
Short-term Investment Fund	-	3,194,540	Daily	None
Common collective fund (c)	-	37,664,113	Daily	None

There are no unfunded commitments related to the categories of investments where NAV is available as a practical expedient.

(a)	The primary objective of the fund is to seek the preservation of principal and to provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.
(b)	The primary objective of the Dwight Stable Value Fund was to seek to provide returns equal to or better than, comparable duration, AAA-quality bond indices and to maintain, under normal circumstances, an actual duration within 0.25 years of its targeted effective duration of 2.0 years.
(c)	The Master Trust participated in the State Street Bank and Trust Company S&P 500 Flagship Securities Lending Series C Fund. The fund invested in certain collective investment funds that participated in the State Street Global Securities Lending Program. This investment option was discontinued in March 2011.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements

Note 5.      Fair Value Measurements (Continued)

The following summarizes the Master Trust’s Dwight Stable Value Fund’s wrapper contracts as of December 31, 2010:

			Adjustment
	Major Credit	Fair Value of	from Fair Value	Contract
Contract Issuer	Ratings	Underlying Assets	to Contract Value	Value
Synthetic GICs:
Monumental Life Insurance Co.	AAA/Aaa	$965,642	$(8,693)	$956,949
Monumental Life Insurance Co.	AAA/Aaa	2,503,775	(1,942)	2,501,833
Monumental Life Insurance Co.	AAA/Aaa	3,565,763	(7,602)	3,558,161
Monumental Life Insurance Co.	AAA/Aaa	38,911,273	160,362	39,071,635
State Street Bank	AAA/Aaa	5,205,249	(52,964)	5,152,285
State Street Bank	AAA/Aaa	3,409,677	(7,841)	3,401,836
State Street Bank	AAA/Aaa	23,354,239	(139,315)	23,214,924
Short-term investment fund:
Government Short-term investment fund	AAA/Aaa	79,427,324	-	79,427,324
		$157,342,942	$(57,995)	$157,284,947

Note 6. Parties-in-Interest Transactions

The Master Trust is managed by State Street. Therefore, certain transactions within the Master Trust qualify as party-in-interest transactions. The Master Trust also holds certain investments that are managed by SSgA, the investment management division of State Street. Fees paid by the Master Trust or Plan for investment management services to State Street or SSgA were included as a reduction of the return earned on each investment.

The Master Trust invests in Rio Tinto plc common stock ADRs. The Master Trust held 978,241 and 931,717 shares of Rio Tinto plc common stock ADRs at December 31, 2011 and 2010, respectively, valued at $48.92 and $71.66, respectively. The cash component of this fund was approximately $560,000 and $953,000 at December 31, 2011 and 2010, respectively.

During the year ended December 31, 2011, the Plan had transactions with Affiliated Computer Services, Inc. (a Xerox Company), the Plan’s record keeper, which are allowed by the Plan. As of December 31, 2011 and 2010, the Plan held notes receivable from participants totaling $988,586 and $2,599,143, respectively. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Note 7.      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Note 8.      Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 30, 2011, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan and the related trust are tax-exempt.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements

Note 8.      Tax Status (Continued)

The Plan Administrator has evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax- exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2011.

Note 9.      Restatement of Loan Balances

During the year ended December 31, 2010, a large number of employees were locked out and subsequently were determined to have defaulted on their loans due to non-payment. The defaulted loans remained in the loan balance in the financial statements previously issued for the year ended December 31, 2011. These financial statements have been restated to remove these loans from notes from participants, and to treat all defaulted loans as benefit payments during the year ended December 31, 2011.

Note 10.     Restatement of Clearing Account

For the year ended December 31, 2011, the clearing account in the Rio Tinto America Inc. Savings Plan Trust was erroneously allocated to the Borax Plan, the KUC Plan, and the RTAI Plan only. The Rio Tinto Alcan Plan was excluded from the original allocation. Additionally, the forfeitures balances included in the clearing account were incorrectly allocated using a percentage of each plan’s investment in the Rio Tinto America Inc. Savings Plan Trust. The allocation of the clearing account has been re-calculated to include the Rio Tinto Alcan Plan and each plan’s actual forfeiture balance has been included in the corresponding plan’s clearing account, which has resulted in a re-statement of these financial statements, along with the defaulted loan balances (Note 9), as presented below:

Statement of Net Assets Available for Benefits

	As of December 31, 2011
	As Originally Reported	As Adjusted	Effect of Change
Plan interest in Rio Tinto America Inc. Savings Plan Trust	$32,765,193	$32,631,763	$(133,430)

Receivables:
Dividends receivable	24,021	24,021	-
Notes from participants (Note 2)	2,593,210	988,586	(1,604,624)
Total receivables	2,617,231	1,012,607	(1,604,624)

Net assets available for benefits, at fair value	35,382,424	33,644,370	(1,738,054)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in the Rio Tinto America Inc. Savings Plan Trust (Note 3)	(455,373)	(455,373)	-

Net assets available for benefits	$34,927,051	$33,188,997	$(1,738,054)

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements
Note 10. Restatement of Clearing Account (Continued)

Statement of Changes in Net Assets Available for Benefits

	For the Year Ended December 31, 2011
	As Originally		Effect of
	Reported	As Adjusted	Change
Investment results (Note 4):
Plan interest in Rio Tinto America Inc. Savings Plan
Trust’s investment loss	$(1,376,183)	$(1,368,622)	$7,561

Interest income on notes from participants	104,147	104,147	-

Contributions:
Participants	1,750,571	1,750,571	-
Participant rollovers	1,951	1,951	-
Employer	641,038	499,987	(141,051)
Total contributions	2,393,560	2,252,509	(141,051)

Benefits paid to participants	(3,635,724)	(5,240,288)	(1,604,564)

Administrative Expenses	(479)	(479)	-

Net decrease before transfers	(2,514,679)	(4,252,733)	(1,738,054)

Transfers to the Rio Tinto America Inc. 401(k) Savings
Plan and Investment Partnership Plan (Note 1)	(107,698)	(107,698)	-

Net decrease after transfers	(2,622,377)	(4,360,431)	(1,738,054)

Net assets available for benefits:
Beginning of the year	37,549,428	37,549,428	-
End of the year	$34,927,051	$33,188,997	$(1,738,054)

Note 11. Delinquent Participant Contributions

During the year ended December 31, 2010, the Company erroneously failed to remit certain participant contributions to the Plan on a timely basis. The Company calculated and remitted lost earnings during the year ended December 31, 2011. See the accompanying supplemental Schedule of Delinquent Participant Contributions.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements

Note 12.      Reconciliation of Financial Statements to Amended Form 5500

The following is a reconciliation of the net assets available for benefits as presented in the financial statements to the amended Form 5500 as of December 31:

	2011	2010

Net assets available for benefits as presented in these financial statements	$33,188,997	$37,549,428
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	455,373	15,444
Net assets available for benefits as presented in the amended Form 5500 (unaudited)	$33,644,370	$37,564,872

The following is a reconciliation of the net decrease in net assets available for benefits as presented in these financial statements to the amended Form 5500:

Year Ended
December 31,
2011

Net decrease in net assets before transfers as presented in these
financial statements	$(4,252,733)
Subtract adjustment from fair value to contract value for fully benefit-responsive
investment contracts for 2010	(15,444)
Add adjustment from fair value to contract value for fully benefit-responsive
investment contracts for 2011	455,373
Net decrease in net assets as presented in amended Form 5500 (unaudited)	$(3,812,804)

Note 13. Subsequent Events

The restatement of the loan balances (Note 9) and the restatement of the clearing account (Note 10) will affect the presentation of the 2011 balances in the 2012 financial statements, as well as the 2012 activity related to the clearing account balances.

Effective December 20, 2013, the Plan was amended to (1) limit the total amount of Participant contributions to the Rio Tinto ADR Stock Fund to a maximum of 20% of the total amount of Participant amounts deferred; (2) limit the total amount of Company Matching Contributions to the Rio Tinto ADR Stock Fund to a maximum of 20% of the total amount of Company Matching Contributions made; and (3) eliminate the ability of Participants to transfer funds into the Rio Tinto ADR Stock Fund, including rollover contributions. The amendment did not eliminate the right of Participants to transfer funds out of the Rio Tinto ADR Stock Fund or to re-allocate their portfolio among all other funds with the exception of the Rio Tinto ADR Stock Fund. If a Participant had a fund balance in the Rio Tinto ADR Stock Fund on the amendment effective date in excess of 20%, there was no auto-rebalancing or liquidation/transfer of funds.

This amendment also updated the interest rate to be charged on new loans to two percent above the prime rate at the beginning of the last month preceding the calendar quarter in which the loan is approved. This was effective for new loans issued on or after May 1, 2014. Lastly, the amendment updated the Plan to allow the participant to change future investment elections in one percent increments at any time by providing prior notice.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees

Notes to Financial Statements

Note 13.      Subsequent Events (Continued)

The Plan was restated effective January 1, 2014, to incorporate all previously made amendments into the plan document. The plan name was also changed at this time to the U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Employees.

The Plan was amended and restated effective January 1, 2014 and filed for an application for an updated tax determination letter and received confirmation the application was received by the IRS on March 17, 2015.

On March 6, 2015, the Parent launched an offer to rescind (the “Rescission Offer”) the previous purchase of ordinary shares of Rio Tinto (“Shares”) in the form of American Depositary Shares (“ADSs”), with each ADS representing one Share, and with such Shares, along with a varying amount of short-term liquid investments, providing the basis for the value of the units (“Units”) in the Rio Tinto ADR Stock Fund that may be acquired by plan participants through the RTAI Plan, the KUC Plan and the Borax Plan (the RTAI Plan, the KUC Plan and the Borax Plan, each a “Plan” and collectively the “Plans”). The Rescission Offer encompassed 93,043 Units sold through the Plans during the period September 9, 2013 through September 8, 2014.

The Rescission Offer was undertaken because Rio Tinto was required to register the deemed sale of the ADSs included in these Units to Plan participants with the U.S. Securities and Exchange Commission (the “SEC”) and had not properly done so. In respect of the RTAI Plan, Rio Tinto inadvertently failed to file a registration statement following the merger of three contributing plans (each of which did have registration statements filed with the SEC) into the RTAI Plan. In respect of the KUC Plan and the Borax Plan, Rio Tinto inadvertently exceeded the number of ADSs registered with the SEC for sales of Units to participants through those Plans. On September 8, 2014, Rio Tinto filed a registration statement on Form S-8 with the SEC to register all ADSs under the Plans as of that date.

On July 17, 2015, Rio Tinto announced that, in order to comply with applicable U.S. federal securities laws and the regulations promulgated thereunder, it had to suspend all trading in the Rio Tinto ADR Stock Fund under certain of its U.S. employee share plans effective July 14, 2015 at 4:00 pm U.S. Eastern Time until such time as it could obtain a new registered public accounting firm and complete a new audit of the Plan’s financial statements.

This resulted from the notification of the Plan’s administrative committee, the Rio Tinto America Inc. Benefit Governance Committee (the “BGC”), by McGladrey LLP (“McGladrey”), the former independent registered public accounting firm of certain Rio Tinto U.S. employee plans that McGladrey believed certain services (the “Services”) performed by one of its associated entities for affiliates of the Plan during the fiscal years ended December 31, 2011, 2012, 2013 and 2014 may be inconsistent with the SEC’s rules on auditor independence.

Rio Tinto worked closely with McGladrey regarding the independence matter after McGladrey notified the BGC of the issue. However, in order to ensure that the audit of the Plan’s financial statements for the fiscal year ended December 31, 2014 could be completed and issued, the BGC terminated McGladrey as the independent auditor of the Plan on June 26, 2015 and engaged Anton Collins Mitchell LLP (“ACM”) as the Plan’s independent registered public accounting firm to audit the Plan’s financial statements.

On July 13, 2015, McGladrey notified the BGC that, despite its belief that the Services did not compromise its integrity or objectivity, it was withdrawing its audit report for the Plan’s financial statements from the SEC filings in which they were incorporated. This withdrawal, coupled with the time required to complete the 2014 audit and re-audits of prior years, resulted in Rio Tinto being unable to keep its SEC filings current, thereby obligating Rio Tinto to suspend all trading in the Rio Tinto ADR Stock Fund under the Plan.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees

Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2011

EIN: 98-0047580
Plan Number: 007

Description of Asset	Fair Value
Notes from participants, due in various amounts through October 2031, with interest
rates ranging from 4.25% to 9.50%*	$988,586

*Party-in-interest transaction considered exempt by the Department of Labor.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees

Schedule H, Part IV, Line 4a—Schedule of Delinquent Participant Contributions
December 31, 2011

EIN: 98-0047580
Plan Number: 007

Participant Contributions	Total That Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions

Total Fully Corrected
		Contributions			Under VFCP and
		Corrected Outside		Contributions	Prohibited
		the Voluntary		Pending	Transaction
Check Here if Late Participant Loan	Contributions	Fiduciary Correction		Correction in	Exemption 2002-51
Repayments Are Included: ☐	Not Corrected	Program (VFCP)		VFCP

2011	$-	$184,760	*	$-	$-

*Party-in-interest transaction

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.